JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 25, 2025

	Deep Track Biotechnology Master Fund, Ltd.
Signature:	/s/ David Kroin
Name/Title:	David Kroin, Director

	Deep Track Capital, LP
Signature:	/s/ David Kroin
Name/Title:	David Kroin, Managing Member of the General Partner of the Investment Adviser

	David Kroin
Signature:	/s/ David Kroin
Name/Title:	David Kroin